Exhibit 99.3

NICE Announces Interactions 2016: The Leading Event for Customer Service Executives

More than 1,500 industry experts and customer service leaders will share experiences and insights on how their organizations are delivering outstanding customer experience. Attendees will also see live demonstrations of innovative NICE solutions

PARAMUS, New Jersey, April 11, 2016 – NICE Systems (NASDAQ: NICE) today announced that Interactions 2016 will take place in Orlando, Florida, from May 23–25. Held in conjunction with the NICE User Group, Interactions 2016 is the industry’s leading customer conference, hosting over 1,500 customers and industry leaders.

The high energy event will feature more than 100 sessions delivered by industry leading organizations as well as NICE subject matter experts. NICE is proud to host nearly 50 customer speakers from all verticals, and welcome our attendees, including those representing more than 30 Fortune 100 companies.

The Interactions pre-conference consists of more than two dozen workshop sessions, which provide in-depth, hands on training with NICE solutions. In addition, the agenda includes exciting keynote speakers such as R.G. Conlee, Senior Vice President, Chief Innovation Officer for Xerox, and Peyton Manning, quarterback of the Super Bowl 50 champion Denver Broncos.

The agenda is comprised of more than 14 breakout tracks led by customers, top industry professionals, and NICE experts. Topics include:

•	Analytics With No Limits

See how organizations use NICE and Nexidia Interaction Analytics solutions to turn customer interactions into valuable business insight with advanced speech and text analytics. Learn about NICE and Nexidia’s technology and broad range of solutions, covering a variety of business use cases, now part of the NICE customer analytics powerhouse offerings.

•	Customer Journey Solutions

Transform the way you drive improvements in customer experience across your enterprise. Learn how organizations capture the customer journey at all touch-points and channels. Find out how companies are leveraging real-time Voice of the Customer (VoC) insights to align their operations to drive business success.

•	Adaptive Workforce Optimization

Discover new ways to help improve your Workforce Management (WFM) skills - intraday automation, forecasting/scheduling precision, and collaboration. We’ll dig into the enabling technologies, supported with customer success stories. Expert users will walk you through their processes and best practices. Join us and uncover ways to amplify your WFM program.

•	Back Office Transformation

Learn how back office environments can improve operational efficiencies by correctly routing back office work, gaining visibility into employee activities, automating mundane tasks and by planning and assigning resources based on capacity and backlog requirements. See how back office employee performance goals can be easily tracked and monitored and learn from industry best practices.

•	Omni-Channel Big Data

Learn how to ensure compliance across channels and manage interaction capture in a multi-channel world. Get an overview of the new Advanced Interaction Recorder (AIR) and Engage capabilities, including advanced high availability, usability and tools to simplify your system management.

•	Enterprise Real-Time Authentication

Learn how customers leverage Real Time Authentication to improve operational efficiency, enhance customer experience and prevent fraud.

Attendees will visit the Solutions Showcase, featuring more than 40 live demonstrations of advanced customer service technologies. Also, NICE Customer Excellence Awards Winners will be recognized for their success in leveraging NICE solutions to achieve outstanding business results. As always, participants will be able to experience three days of innovation, education and fun.

Tom Dziersk, President NICE Americas:

“As with tradition, we warmly welcome our customers and partners to another great Interactions conference. We are confident that this will be a very valuable event for our attendees, who will have the opportunity to learn about the most advanced practices and trends in the area of customer service. Any leader whose customer service organization is top of mind should join us next month in Orlando.”

Interactions 2016 will take place at the Marriott World Center in Orlando.  For more information and to register, click here.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statement by Mr. Dziersk, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.